Exhibit 99.1

DATE: Dec. 16, 2019

MEDIA CONTACT: Kelly Swan (539) 573-4944	INVESTOR CONTACT: David Sullivan (539) 573-9360

WPX Energy Accelerates 5-Year Vision with Opportunistic Transaction

Initiating dividend in conjunction with accretive Felix acquisition

•	Transaction is accretive on all important metrics: EPS, CFPS, FCF per share, ROCE and NAV
•	Felix production stream of 70% oil enhances WPX’s margins and oily inventory
•	De-risked acquisition creates greater cashflow certainty for dividend and share buybacks
•	Purchase price 3.5 times 2020 EBITDAX @ $50 WTI
•	Leverage-neutral, scale-enhancing transaction
•	Significant operational synergies expected, but not included in transaction metrics

TULSA, Okla. – WPX Energy (NYSEWPX) is taking another significant step in its commitment to delivering shareholder value with the $2.5 billion purchase of Felix Energy, one of the highest quality Delaware Basin operators.

Felix has approximately 1,500 gross undeveloped locations in the eastern portion of the basin, with expected production of approximately 60 MBoe/d (70% oil) at the time of anticipated closing.

WPX plans to implement a dividend post-closing, targeting approximately $0.10 per share on an annualized basis at initiation.

The acquisition and dividend program follow other steps WPX took in 2019 to enhance its value proposition, including reducing net debt, executing attractive midstream monetizations, launching a share buyback program and generating free cash flow.

The purchase price consists of $900 million cash, subject to closing adjustments, and $1.6 billion in WPX stock issued to the seller. WPX plans to fund the cash portion through issuance of $900 million of senior notes on an opportunistic basis. WPX also has obtained committed financing from Barclays in connection with the transaction and has full access to a $1.5 billion revolving credit facility.

The stock consideration comprises approximately 153 million WPX shares, which is based on the 10-day volume-weighted average price as of Dec. 13, 2019. The transaction is subject to customary closing conditions and approval by WPX shareholders.

The parties anticipate closing the transaction early in the second quarter of 2020. WPX’s board unanimously approved the transaction.

STRATEGIC RATIONALE & TRANSACTION BENEFITS

The acquisition is consistent with all of the tenets in WPX’s five-year vision for shareholders that the company introduced in November during its third-quarter report.

“Meeting the five-year targets we communicated is the absolute standard and benchmark for any investment we make,” said WPX Chairman and Chief Executive Officer Rick Muncrief.

“Now we can accomplish these objectives for shareholders more quickly and efficiently with the irrefutable benefits of the Felix transaction.

“Delivering on our plan ahead of schedule in a highly de-risked, leverage-neutral manner is consistent with our opportunistic approach,” Muncrief added.

On a pro forma basis, WPX expects to generate significant free cash flow in 2020 at $50 oil. Following the acquisition, cash flow per share, earnings per share, free cash flow per share, return on capital employed, and cash margins are all expected to increase.

WPX also expects to continue its opportunistic share buybacks, to implement the previously mentioned dividend program, and to reduce its leverage to 1.0x by year-end 2021.

WPX based all of its transaction economics on $50 oil, with no assumptions for improvements in development costs or operating efficiencies. However, WPX believes significant upside exists by capturing synergies associated with scale.

ASSET HIGHLIGHTS

WPX stands to gain approximately 1,500 gross drillable locations (at predominately 2-mile lateral lengths) that compete with the returns from its existing position in the core Stateline area of the Delaware Basin.

Felix has 58,500 net acres in an over-pressured, oily portion of the basin with six productive benches. Approximately 25 additional wells are required to hold nearly all Wolfcamp and Third Bone Springs rights, with approximately half of those wells expected to be drilled in 2020.

Felix’s recent multi-well pads with at least 12 months of cumulative gross production are averaging approximately 240,000 barrels of oil per well, with pad averages ranging from 213,000 to 260,000 barrels of oil per well. Felix’s average lateral length is 9,200 feet per well. Details are provided in an investor presentation at www.wpxenergy.com.

ENCAP A TRUSTED LONG-TERM PARTNER

Pending the transaction’s close, WPX expects to add two members to its board from EnCap Investments L.P. – the private equity company that founded Felix Energy. EnCap has a history of creating value in the energy sector.

Doug Swanson, Managing Partner of EnCap, stated, “This is an exciting day for both Felix Energy and EnCap. Over the past four years, the Felix team has worked tirelessly to build what we consider to be a world-class Delaware Basin asset. Given the current market environment, we are strong believers in consolidation and feel that the Felix asset base is a clear strategic fit for WPX.”

Marty Phillips, Managing Partner and Founder of EnCap, added. “EnCap is pleased to be partnering with WPX, which we believe is one of the premier public companies led by a seasoned and proven management team. We trust in WPX’s vision, operational expertise and strong leadership, and we look forward to a long and successful partnership.”

TRANSACTION WEBCAST

WPX will hold a conference call with investors at 8:30 a.m. Eastern today to discuss the acquisition of Felix Energy. A link to the live webcast is available at www.wpxenergy.com.

A limited number of phone lines are available at (833) 832-5123. International callers should dial (469) 565-9820. The code for both phone numbers is 7687769. A replay of the webcast will be available starting this afternoon.

WPX’s projected 2020 capital spending plan and pro-forma estimates are provided in an investor presentation at www.wpxenergy.com.

ADVISORS

Barclays and Tudor, Pickering, Holt & Co. acted as financial advisors to WPX on the transaction. Weil, Gotshal & Manges LLP served as legal advisor to WPX.

Jefferies LLC acted as financial advisor to Felix on the transaction. Vinson & Elkins LLP served as legal advisor to Felix.

About WPX Energy, Inc.

WPX is an independent energy producer with core positions in the Permian and Williston basins. The company built its Permian Basin position through acquisitions of RKI Exploration & Production and Panther Energy, as well as grassroots leasing and the formation of a midstream joint venture with Howard Energy Partners. Visit www.wpxenergy.com to learn more.

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FORWARD-LOOKING STATEMENTS

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the company expects, believes or anticipates will or may occur in the future are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, including but not limited to: the ability of the parties to consummate the Acquisition in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Acquisition, including the ability to secure required consents and regulatory approvals in a timely manner or at all, and approval by WPX Energy’s stockholders; the possibility of litigation (including related to the transaction itself); and other risks described in WPX Energy’s SEC filings. WPX Energy does not undertake and expressly disclaims any obligation to update the forward-looking statements as a result of new information, future events or otherwise. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

Additional Information ABOUT THE ACQUISITION and Where to Find It

In connection with the Acquisition, WPX Energy will file a proxy statement with the SEC. The definitive proxy statement will be mailed to WPX Energy stockholders and will contain important information about the Acquisition and related matters. WPX ENERGY STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE ACQUISITION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACQUISITION AND THE PARTIES TO THE ACQUISITION. The definitive proxy statement and other relevant materials (when they become available) and any other documents filed by WPX Energy with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the definitive proxy statement from WPX Energy by contacting Investor Relations by mail at WPX Energy, Attn: Investor Relations, P.O. Box 21810, Tulsa, Okla., 74102, or by going to WPX Energy’s Investor Relations page on its corporate web site at www.wpxenergy.com/investors/.

Participants in the Solicitation

WPX Energy and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Acquisition. Information about WPX Energy’s directors and executive officers is set forth in WPX Energy’s Proxy Statement on Schedule 14A for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2019, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 21, 2019. These documents are available free of charge at the SEC’s web site at www.sec.gov, and WPX Energy by contacting Investor Relations by mail at WPX Energy, Attn: Investor Relations, P.O. Box 21810, Tulsa, Okla., 74102, or by going to WPX Energy’s Investor Relations page on its corporate web site at www.wpxenergy.com/investors/. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Acquisition will be included in the proxy statement that WPX Energy intends to file with the SEC.